Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement on Form S-3 and related Prospectus Supplement of Triton International Limited for the registration of common shares, preference shares, depository shares, debt securities, warrants, subscription rights, purchase contracts and purchase units and to the incorporation by reference therein of our reports dated February 29, 2016, with respect to the consolidated financial statements and schedules of TAL International Group, Inc. as of December 31, 2015 and 2014, and for each of the three years in the period ended December 31, 2015, and the effectiveness of internal control over financial reporting of TAL International Group, Inc. as of December 31, 2015 included in TAL International Group, Inc.’s Annual Report on Form 10-K filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Stamford, Connecticut

September 5, 2017